Kings Road
                                 Entertainment
                 447 B North Doheny Drive Beverly Hills CA 90210
              T 310 278 9975 F 310 278 9974 kingsroadscreen@aol.com




June 21, 2005

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 03-05

Re: Kings Road Entertainment, Inc., Form 10-KSB for year ended December 31, 2004. Commission file #: 000-14234

Dear Ms. Cvrkel

We acknowledge receipt, by facsimile, of your letter dated June 20, 2005.

We have forward your letter, its review of the above 10-KSB, and its request for information, to our accountants and auditors who will be providing a response by July 15, 2005.

Yours sincerely,

/s/ H. Martin DeFrank
H. Martin DeFrank
President and Chief Financial Officer